UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934



                          For the month of April, 2002

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                 (Translation of registrant's name into English)
             1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934). Yes [ ]No [X]

                        --------------------------------



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         The purpose for filing this Report is to update the  description of the securities of Capital Environmental Resource Inc. (the "Company"). The Company anticipates incorporating this description by reference into filings that the Company makes with the Securities and Exchange Commission from time to time, including any registration statements on Form F-3 or Form S-8. The following information constitutes the "Description of Securities" required by Item 202 of Regulation S-K.


                          Description Of Capital Stock

         The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of April 29, 2002, 35,017,318 common shares were issued and outstanding, and no preferred shares were issued or outstanding.

Common Shares

Holders of common shares are entitled to one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. There are no cumulative voting rights with respect to the common shares. Holders of common shares are entitled to dividends, if any, as and when declared by the Board of Directors at its discretion out of funds legally available therefor, subject to any prior rights of the holders of another class of shares of the Company. In the event of the Company's liquidation, dissolution or winding up, the holders of common shares would be entitled to receive, subject to the prior rights of any holders of another class of shares, the Company's remaining property after payment of all debts and liabilities. Holders of common shares have no pre-emptive subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common shares are subject to and may be adversely affected by the rights of holders of any preferred shares issued in the future.

Preferred Shares

The Board of Directors has the authority to issue preferred shares in one or more series and to fix the designation, rights, privileges, restrictions and conditions attaching to the series, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the Company's shareholders. The issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. In addition, the issuance of preferred shares with voting and conversion rights may adversely affect the voting power of the holders of common shares.

Classified Board

The Company's By-Laws provide that the Board of Directors shall be divided into two classes as nearly equal in size as practicable. The By-Laws provide that the term of office of each class of directors will expire at the second annual meeting of shareholders following such directors' election, or until their respective successors have been duly elected and qualified. The classification of the Board of Directors may have the effect of making it more difficult for

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shareholders  to change the  composition  of the Board.  Two annual  meetings of shareholders, instead of one, may be required to change a majority of the Board, depending upon the number of directors in each class of directors. Such a delay may help to provide the Board with sufficient time to analyze certain extraordinary corporate transactions that might result in a change of control of the Company. However, classification of the Board could also have the effect of discouraging a third party from initiating an attempt to gain control of the Company, even though such an attempt might be beneficial to the Company's shareholders. The classification of the Board could thus increase the likelihood that incumbent directors will retain their positions.

Exchange Controls

There are no limitations on the right of non-residents of Canada or foreign owners to hold or vote the common shares or any of the Company's other securities imposed by Canadian or provincial laws or any of the Company's constituting documents.

Except for the Investment Canada Act (Canada) and Canadian withholding taxes described below, there are no Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital or affect the remittance of dividends, interest or other payments to holders of any of the Company's securities who are not residents of Canada.

Taxation

BECAUSE CANADIAN TAX CONSEQUENCES MAY DIFFER FROM ONE HOLDER TO THE NEXT, THE DISCUSSION SET OUT BELOW DOES NOT PURPORT TO DESCRIBE ALL OF THE TAX
CONSIDERATIONS THAT MAY BE RELEVANT TO YOU AND YOUR PARTICULAR SITUATION. ACCORDINGLY, YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE CANADIAN FEDERAL, PROVINCIAL, STATE AND OTHER TAX CONSEQUENCES OF INVESTING IN OUR COMMON STOCK. THE STATEMENTS OF CANADIAN TAX LAW SET OUT BELOW ARE BASED ON THE LAWS AND INTERPRETATIONS IN FORCE AS OF THE DATE OF THIS REPORT, AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

The statements of law and legal conclusions regarding the material Canadian federal income tax considerations applicable to a person who is a U.S. holder contained in "Taxation" are the opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Company. In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (the "Convention") is a resident of the United States and who, for the purposes of the Income Tax Act (Canada) (the "Canadian Act"):

     o    is not and has never been resident in Canada;

     o    deals at arm's length with us;

     o    is the beneficial owner of our common stock;


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     o    holds our common stock as capital property;

     o does not use or hold and is not deemed to use or hold our common stock in the course of carrying on a business in Canada; and

     o is not an insurer for whom our common stock constitutes designated insurance property.

Our common stock will generally be capital property to a U.S. holder unless it is held in the course of carrying on a business, in an adventure in the nature of trade or as "mark-to-market" property for purposes of the Canadian Act. This summary does not apply to a U.S. holder that is a "financial institution" for purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act and the regulations in force on the date of this report, the Convention, counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency ("CCRA") and all specific proposals to amend the Canadian Act and the regulations announced by the Canadian Minister of Finance prior to the date of this report.

This summary is not exhaustive and, except for the proposed amendments to the Canadian Act, does not take into account or anticipate changes in the law or the administrative or assessing practices of CCRA, whether by judicial, governmental or legislative action or interpretation, nor does it take into account tax legislation or considerations of any province or territory of Canada or of any foreign jurisdiction. Because Canadian tax consequences may differ from one holder to the next, this summary does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. You are advised to consult your own tax advisor.

Dividends paid or deemed to be paid on our common stock are subject to non-resident withholding tax under the Canadian Act at the rate of 25%, although this rate may be reduced by the provisions of an applicable income tax treaty. Under the Convention, U.S. holders will generally be subject to a 15% withholding tax on the gross amount of dividends we pay or are deemed to have paid on our common stock. Also pursuant to the Convention, in the case of a U.S. holder that is a U.S. corporation which beneficially owns at least 10% of our voting stock, the applicable rate of withholding tax on dividends will generally be reduced to 5%.

A U.S. holder will not be subject to tax under the Canadian Act in respect of a capital gain arising on a disposition or deemed disposition of our common stock, including common stock that we purchase, unless (1) the common stock constitutes "taxable Canadian property" within the meaning of the Canadian Act to the U.S. holder, and (2) the capital gain is not exempt from taxation in Canada under the Convention. Generally, our common stock will not constitute taxable Canadian property of a U.S. holder provided our common stock is listed on a prescribed stock exchange for purposes of the Canadian Act, which includes NASDAQ, and the U.S. holder, alone or together with persons with whom the U.S. holder does not deal at arm's length within the meaning of the Canadian Act, has not owned, or had under option, 25% or more of the issued shares of any class or series of our capital stock at any time within the 60 month period ending at the time of disposition.

Under the Convention, capital gains derived by a U.S. holder from the disposition of our common stock in circumstances where it constitutes taxable Canadian property to the U.S. holder


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generally  will not be taxable in Canada unless the value of the common stock is derived principally from real property situated in Canada.

A disposition or deemed disposition of our common stock by a U.S. holder in respect of which our common stock is taxable Canadian property and which is not exempt from capital gains taxation in Canada under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common stock to the U.S. holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and one-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Canadian Act including certain transitional rules.

If we were to purchase our common stock, other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public, it would give rise to a deemed dividend equal to the amount we pay on the purchase in excess of the paid-up capital of the common stock, determined in accordance with the Canadian Act. This deemed dividend would be subject to non-resident withholding tax, as described above, and would reduce the proceeds of disposition to a U.S. holder of our common stock for purposes of computing the amount of any capital gain or loss arising on the disposition.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   CAPITAL ENVIRONMENTAL
                                       RESOURCE INC.



Date:April 29, 2002                By: /s/ Thomas E. Durkin
                                       -----------------------------------------
                                       Thomas E. Durkin, III
                                       Senior Vice President and General Counsel